Bench

Urvin Finance Inc
Monthly Cash Flow Statement
C-Corp

	December 31, 2021	November 30, 2021	October 31, 2021	September 30,	July 31, 2021	June 30, 2021
Cash from Operating Activity						
Net Profit from Operations	$ (98,228.88)	$ (51,880.31)	$ (10,763.78)	$ (10.00)	$ -	
Interest Paid	$ -	$ -	$ -	$ -	$ -	
Taxes Paid	$ -	$ -	$ -	$ -	$ -	
Net Profit	$ (98,228.88)	$ (51,880.31)	$ (10,763.78)	$ (10.00)	$ -	
Accounts Payable	$ -	$ -	$ -	$ -	$ -	
Accounts Receivable	$ -	$ -	$ -	$ -	$ -	
Payroll Payables	$ -	$ -	$ -	$ -	$ -	
Payroll Receivables	$ -	$ -	$ -	$ -	$ -	
Amortization	$ -	$ -	$ -	$ -	$ -	
Depreciation	$ -	$ -	$ -	$ -	$ -	
Inventory	$ -	$ -	$ -	$ -	$ -	
Total Cash from Operating Activities	**$ (98,228.88)**	**$ (51,880.31)**	**$ (10,763.78)**	**$ (10.00)**	**$ -**	
Cash from Investing Activities						
Investments To	$ -	$ -	$ -	$ -	$ -	
Investments From	$ 14,196.97	$ 597,980.13	$ 129,420.00	$ 1,010.00	$ -	
Leasehold Improvements	$ -	$ -	$ -	$ -	$ -	
Intangible Assets	$ -	$ -	$ -	$ -	$ -	
Property Plant & Equipment	$ -	$ -	$ -	$ -	$ -	
Total Cash from Investing Activities	$ 14,196.97	$ 597,980.13	$ 129,420.00	$ 1,010.00	$ -	
Cash from Financing Activities						
Due (to)/from *insert company*	$ -	$ -	$ -	$ -	$ -	
Due to/(from) *insert company*	$ -	$ -	$ -	$ -	$ -	
Amazon Unavailable Balance	$ -	$ -	$ -	$ -	$ -	
Credit Cards	$ -	$ -	$ -	$ -	$ -	
Temporary Holds	$ -	$ -	$ -	$ -	$ -	
Issuing of Common Stock	$ (10.00)	$ (7,436.00)	$ -	$ -	$ 132.00	
Loans Payable	$ -	$ -	$ -	$ -	$ -	
Loans Receivable	$ -	$ -	$ -	$ -	$ -	
Security Deposits Payable	$ -	$ -	$ -	$ -	$ -	$ -
Security Deposits Receivable	$ -	$ -	$ -	$ -	$ -	
Working Capital	$ -	$ -	$ -	$ -	$ -	
Lines of Credit	$ -	$ -	$ -	$ -	$ -	
Promissory Notes	$ -	$ -	$ -	$ -	$ -	
Convertible Notes	$ -	$ -	$ -	$ -	$ -	
Taxes Payable	$ -	$ -	$ -	$ -	$ -	
Taxes Recoverable	$ -	$ -	$ -	$ -	$ -	
Contribution/APIC	$ -	$ -	$ -	$ -	$ -	$ -
Drawing/Distribution	$ -	$ -	$ -	$ -	$ -	$ -
Year-End Adjustments	$ -	$ -	$ -	$ -	$ -	$ -
Total Cash from Financing Activities	**$ (10.00)**	**$ (7,436.00)**	**$ -**	**$ -**	**$ 132.00**	
Beginning Cash	**$ 662,104.04**	**$ 119,722.22**	**$ 1,066.00**	**$ 66.00**	**$ -**	
Total Change in Cash	$ (84,041.91)	$ 538,663.82	$ 118,656.22	$ 1,000.00	$ 132.00	
Ending Cash	**$ 578,062.13**	**$ 658,386.04**	**$ 119,722.22**	**$ 1,066.00**	**$ 132.00**	
Ending Cash in Banks Accounts	**$ 578,067.13**	**$ 662,104.04**	**$ 119,722.22**	**$ 1,066.00**	**$ 66.00**	**$ -**
Verification	**$ 5.00**	**$ 3,718.00**	**$ -**	**$ -**	**$ (66.00)**	

Paste Balance Sheet Here

Urvin Finance Inc

Monthly Balance Sheet

For the period ending December 31, 2021

Activity	As Of:	nber 31, 2021	nber 30, 2021	ober 31, 2021	nber 30, 2021	July 31, 2021	June 30, 2021
	Assets						
	Mercury Bank - Checking - 3736	56,511.39	140,548.41	119,722.22	1,066.00	66.00	0.00
	Mercury Bank - Savings - 2518	521,555.74	521,555.63	0.00	0.00	0.00	0.00
	Money in transit	0.00	0.00	0.00	0.00	0.00	0.00
	Total Assets	**578,067.13**	**662,104.04**	**119,722.22**	**1,066.00**	**66.00**	**0.00**
	Liabilities						
	Total Liabilities	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
	Equity						
Issuing of Common Stock	Common Stock	-3,657.00	-3,652.00	66.00	66.00	66.00	0.00
Investments From	SAFE Note - Brian Scott Goldsmith	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00
Investments From	SAFE Note - Dmitry Uzilevsky	69,420.00	69,420.00	69,420.00	0.00	0.00	0.00
Investments From	SAFE Note - Hugo Levasseur	10,000.00	10,000.00	10,000.00	0.00	0.00	0.00
Investments From	SAFE Note - Harbir Aulakh	1,010.00	1,010.00	1,010.00	1,010.00	0.00	0.00
Investments From	SAFE Note - William Guo	25,000.00	25,000.00	25,000.00	0.00	0.00	0.00
Investments From	SAFE Note - WeFunder	612,177.10	597,980.13	0.00	0.00	0.00	0.00
	Retained Earnings	-160,882.97	-62,654.09	-10,773.78	-10.00	0.00	0.00
	Total Equity	**578,067.13**	**662,104.04**	**119,722.22**	**1,066.00**	**66.00**	**0.00**
	Total Liabilities and Equity	**578,067.13**	**662,104.04**	**119,722.22**	**1,066.00**	**66.00**	**0.00**

Urvin Finance Inc

Monthly Income Statement

For the period Jul 2021 to Dec 2021

Month	Dec 2021	Nov 2021	Oct 2021	Sep 2021	Jul 2021
Revenues					
Interest Income	0.11	0.00	0.00	0.00	0.00
Total Revenues	**0.11**	**0.00**	**0.00**	**0.00**	**0.00**
Operating Expenses					
Bank & ATM Fee Expense	0.00	0.00	20.00	10.00	0.00
Computer Equipment Expense	1,371.02	104.94	0.00	0.00	0.00
Furniture & Fixtures Expense	0.00	899.00	0.00	0.00	0.00
Independent Contractor Expense	40,480.42	33,511.93	9,146.07	0.00	0.00
Insurance Expense - Business	67.35	0.00	0.00	0.00	0.00
License & Fee Expense	0.00	0.00	500.00	0.00	0.00
Marketing & Advertising Expense	355.50	0.00	0.00	0.00	0.00
Office Supply Expense	24.00	0.00	0.00	0.00	0.00
Payroll Expense - Administration	294.00	-0.17	0.00	0.00	0.00
Payroll Expense - Payroll Tax	1,741.95	0.00	0.00	0.00	0.00
Payroll Expense - Salary & Wage - Justworks	16,833.71	0.00	0.00	0.00	0.00
Professional Service Expense	31,555.40	9,008.60	0.00	0.00	0.00
Software & Web Hosting Expense	5,505.64	8,356.01	1,097.71	0.00	0.00
Total Operating Expenses	**98,228.99**	**51,880.31**	**10,763.78**	**10.00**	**0.00**
Total Expenses	**98,228.99**	**51,880.31**	**10,763.78**	**10.00**	**0.00**
Net Profit	**-98,228.88**	**-51,880.31**	**-10,763.78**	**-10.00**	**0.00**